UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                              LIDAK Pharmaceuticals

                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock

                         (Title of Class of Securities)

                                    531707107
                  ---------------------------------------------
                                 (CUSIP Number)

                                   -----------
                            Dennis J. Doucette, Esq.
                             Steven J. Davis, Esq.
                     Luce, Forward, Hamilton & Scripps LLP
                          600 West Broadway, Ste. 2600
                          San Diego, California 92101
                                 (619) 236-1414

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 27, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 531707107
--------------------------------------------


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David H. Katz, M.D.
          SS# ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) __
                                                                       (b)  x


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          00 HealthMed, Inc. is obligated to pay $1,528,234.98 to Dr. Katz as evidenced by the promissory note which was given as consideration for the shares sold by Dr. Katz and obligated to pay $263,004.00 to Medical Biology Institute ("MBI") as evidenced by the promissory note which was given as consideration for the shares sold by MBI.

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       __

          Not applicable.

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                  7      SOLE VOTING POWER
                                         -0-
          NUMBER OF
           SHARES
        BENEFICIALLY              8      SHARED VOTING POWER
          OWNED BY                       -0-
            EACH
          REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                        Class A Common Stock: 3,344,696
            WITH                         Class B Common Stock:   385,000

                                 10      SHARED DISPOSITIVE POWER
                                         -0-

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,344,696
          Class B Common Stock:    385,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           __

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Class A Common Stock:  8.1%
          Class B Common Stock:  88.7%

   14     TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                               DAVID H. KATZ, M.D.

         This Amendment No. 1 amends and supplements the statement on Schedule 13D dated January 16, 1998, filed on behalf of David H. Katz, M.D., and Amendment No. 1 of the Schedule 13D dated March 16, 1998 filed on behalf of HealthMed, Inc. ("HealthMed"), Mitchell J. Stein, David H. Katz, M.D., Wallace
O. Reubenheimer and George Rutland, relating to the Class A Common Stock and Class B Common Stock issued by Lidak Pharmaceuticals ("LIDAK"), a California corporation.

Item 1. Security and Issuer.

         Securities: Class A common stock, no par value ("Class A Common Stock")
                     Class B common stock, no par value ("Class B Common Stock")

         Issuer:           LIDAK Pharmaceuticals
                           11077 N. Torrey Pines Road
                           La Jolla, California 92037

Item 2.  Identity and Background.  This Schedule 13D is filed on behalf of
                                   David H. Katz, M.D.

         a. Name: David H. Katz, M.D.

         b. Business Address: c/o Medical Biology Institute ("MBI"), 11077 N. Torrey Pines Road, La Jolla, California 92037.

         c. Dr. Katz is President/Chief Executive Officer and a director of MBI and a director of LIDAK.

         d. During the last five years, Dr. Katz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Dr. Katz has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship: Dr. Katz is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 12, 1998, Dr. Katz sold to HealthMed 308,100 shares of Class A Common Stock and 70,200 shares of Class B Common Stock for a total purchase price of $1,528,234.98 pursuant to the terms of the Stock Purchase Agreement (the "Katz Stock Purchase Agreement") dated January 12, 1998 by and between Dr. Katz and HealthMed, Inc., a Nevada corporation ("HealthMed"). The purchase price was paid by HealthMed in the form of a Promissory Note dated January 12, 1998 (the "Katz Promissory Note") in the principal amount of $1,528,234.98. The maturity date of the Katz Promissory Note is January 12, 2000.

         On January 12, 1998, Medical Biology Institute, a California nonprofit public benefit corporation ("MBI"), sold to HealthMed 65,100 shares of Class A Common Stock for a total purchase price of $263,004.00 pursuant to the terms of the Stock Purchase Agreement ("MBI Stock Purchase Agreement") dated January 12, 1998 by and between MBI and HealthMed. The purchase price was paid by HealthMed in the form of a Promissory Note (the "MBI Promissory Note") dated January 12, 1998 in the principal amount of $263,004.00. The maturity date of the MBI Promissory Note is January 12, 2000. Dr. Katz is the President, Chief Executive Officer and a director of MBI and may be deemed to beneficially own any and all shares of LIDAK over which MBI has the power to vote or dispose.

Item 4.  Purpose of Transaction.

         Dr. Katz and MBI completed the transactions described herein to induce HealthMed to make a significant investment in LIDAK.

         a. Not applicable.

         b. Not applicable.

         c. Not applicable.

         d. At the request of HealthMed and to induce HealthMed to make a $130 million investment in LIDAK, on January 12, 1998, Dr. Katz sold a significant portion of his holding of LIDAK shares to HealthMed and placed his remaining LIDAK shares in a voting trust with HealthMed. For the same purpose, on January 12, 1998, MBI, of which Dr. Katz is a founder, director and the President and Chief Executive Officer, also sold a significant portion of its holding of LIDAK shares to HealthMed and placed their remaining LIDAK shares in a voting trust with HealthMed. Neither Dr. Katz nor MBI received cash for the sale or transfer of their LIDAK shares. Instead, Dr. Katz and MBI received promissory notes which are not payable for two years. The sole purpose for Dr. Katz and MBI to enter into the transactions with HealthMed was to maximize LIDAK shareholder value by ensuring LIDAK secured the financing necessary to bring its anti-herpes drug, LIDAKOL, to market.

         As a result of the sale and transfer of shares by Dr. Katz and MBI, on January 13, 1998, HealthMed provided a non-binding letter proposal (the "Proposal") to LIDAK for a non-dilutive investment of up to $130 million in LIDAK to bring LIDAKOL to market. On March 3, 1998, HealthMed withdrew the Proposal. On March 4, 1998, LIDAK terminated Dr. Katz as President and Chief Executive Officer of LIDAK. In so doing, LIDAK arguably lost its most valuable asset, its principal scientist who was a key player in developing most of the technologies which LIDAK hopes to bring to market.

         On March 16, 1998, HealthMed, Mitchell J. Stein ("Stein"), Wallace O. Raubenheimer ("Raubenheimer"), George Rutland ("Rutland") and Dr. Katz filed a joint Schedule 13D to report the existence of a group (the "Group") formed to achieve, among other objectives, voting control over a majority of LIDAK's outstanding securities and seek the election of three new members to the LIDAK Board at the LIDAK 1998 Annual Meeting of Shareholders (the "Annual Meeting"). On March 16, 1998, Raubenheimer filed a preliminary Proxy Statement (the "Proxy Statement") on behalf of a shareholders committee (the "Shareholders Committee") comprised of Raubenheimer and HealthMed which sought the election of Edward L. Hennessey, Jr. ("Hennessey"), Raubenheimer and Rutland to the LIDAK Board at the Annual Meeting.

         In a press release dated March 25, 1998, LIDAK reported that LIDAK, HealthMed, Stein, Raubenheimer, Rutland and Hennessey entered into a Settlement Agreement (the "Settlement Agreement") which provides for the withdrawal of the Proxy Statement, a change in the present Board, and by-law amendments to change the number of directors and to stagger the terms of the directors. Dr. Katz has not been provided an executed copy of the Settlement Agreement. The Settlement Agreement was entered into over the objections of Dr. Katz and without his endorsement. Dr. Katz objected because the Group failed to achieve its primary objective of removing enough existing directors to gain control of the Board and redirecting LIDAK toward maximizing shareholder value.

         Dr. Katz is no longer a part of the Group. Dr. Katz disclaims the existence of any group to which he or MBI is a party relative to the ownership of any securities of LIDAK.

         e. Pursuant to the terms of the Proposal, HealthMed proposed to make a non-dilutive investment of up to $130 million into LIDAK. On March 3, 1998, Healthmed withdrew the Proposal.

         f. Not applicable.

         g. Not applicable.

         h. Not applicable.

         i. Not applicable.

         j. Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a. Dr. Katz is the beneficial owner of 3,344,696 shares of Class A Common Stock and 385,000 shares of Class B Common Stock. Dr. Katz may therefore by deemed to beneficially own 8.1% of the Class A Common Stock outstanding and 88.7% of the Class B Common Stock outstanding. Pursuant to the Articles of Incorporation of LIDAK, each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to five votes upon any and all matters submitted to the shareholders of LIDAK for a vote.

         The calculation of the percentage of shares beneficially owned as of the date hereof is based on LIDAK's From 10-K for the Fiscal Year Ended September 30, 1997 in which LIDAK reported there were 38,742,511 shares of Class A Common Stock outstanding and 283,000 shares of Class B Common Stock outstanding as of December 29, 1997. The calculation gives effect to the automatic conversion of 163,800 shares of Class B Common Stock transferred by Dr. Katz into the voting trust (see Item 5b. below) into 163,800 shares of Class A Common Stock and 70,200 shares of Class B Common Stock sold by Dr. Katz into 70,200 shares of Class A Common Stock as required by the Articles of Incorporation of LIDAK. The calculation also gives effect to (i) Dr. Katz's exercise of his stock options (the "Options") which grant to him the right to purchase 1,877,000 shares of Class A Common Stock and 375,000 shares of Class B Common Stock, (ii) Dr. Katz's exercise of his Class D Warrants to purchase 386,190 shares of Class A Common Stock, (iii) Dr. Katz's wife's exercise of options to purchase 10,000 shares of Class B Common Stock, and (iv) Dr. Katz's wife's exercise of options to purchase 46,903 shares of Class A Common Stock and results, for purposes of calculating the percent of class beneficially owned by Dr. Katz in there being 41,286,604 shares of Class A Common Stock issued and outstanding and 434,000 shares of Class B Common Stock issued and outstanding. The Options are exercisable within 60 days. The 1,877,000 shares of Class A Common Stock and 375,000 shares of Class B Common Stock underlying the Options are therefore beneficially owned by Dr. Katz.

         b. On January 12, 1998, Dr. Katz transferred 718,903 shares of Class A Common Stock and 163,800 shares of Class B Common Stock into a voting trust controlled by HealthMed pursuant to the terms of the Voting Trust Agreement (the "Katz Voting Trust Agreement") dated January 12, 1998 by and between Dr. Katz and HealthMed. Upon this transfer, the 163,800 shares of Class B Common Stock automatically converted to 163,800 shares of Class A Common Stock. HealthMed is the sole trustee of the voting trust and has the sole power to vote the shares of Class A Common Stock and Class B Common Stock. The term of the Katz Voting Trust Agreement is ten (10) years. During the term of the Katz Voting Trust Agreement, Dr. Katz must place in trust all shares of Class A Common Stock and Class B Common Stock purchased or received by him from any source. Under the terms of the Katz Voting Trust Agreement, Dr. Katz may dispose of all of the Class A Common Stock and Class B Common Stock held in trust; provided, however, Dr. Katz may not dispose of more than twenty percent (20%) of the shares held in trust within any thirty (30) day period. Dr. Katz is the beneficial owner of these 882,703 shares of Class A Common Stock.

         As part of the same transaction, Dr. Katz and HealthMed entered into a Purchase Rights Agreement (the "Katz Purchase Rights Agreement") dated January 12, 1998 pursuant to which Dr. Katz granted HealthMed the irrevocable right to receive 31.5% of the net proceeds (as defined in the Katz Purchase Rights Agreement) received by Dr. Katz upon the exercise of the Options and, in the event of the death or incapacitation of Dr. Katz, 31.5% of the shares received by Dr. Katz upon the exercise of the Options. The term of the Katz Purchase Rights Agreement expires on June 21, 2007.

         On January 12, 1998, MBI transferred 151,900 shares of Class A Common Stock into a voting trust controlled by HealthMed pursuant to the terms of the Voting Trust Agreement (the "MBI Voting Trust Agreement") dated January 12, 1998 by and between MBI and HealthMed. HealthMed is the sole trustee of the voting trust and has the sole power to vote the shares of Class A Common Stock and Class B Common Stock. The term of the MBI Voting Trust Agreement is ten (10) years. During the term of the MBI Voting Trust Agreement, MBI must place in trust all shares of Class A Common Stock and Class B Common Stock purchased or received by it from any source. Under the terms of the MBI Voting Trust Agreement, MBI may dispose of all of the Class A Common Stock and Class B Common Stock held in trust; provided, however, MBI may not dispose of more than twenty percent (20%) of the shares held in trust within any thirty (30) day period. Dr. Katz is deemed to beneficially own these 151,900 shares of Class A Common Stock.

         c. Dr. Katz has not entered into any agreements relating to the securities of LIDAK since January 12, 1998 which were reported in his Schedule 13D filed on January 16, 1998.

         d. Not applicable.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         The discussion herein regarding the (i) Katz Stock Purchase  Agreement,
(ii) Katz Purchase Rights Agreement, (iii) Katz Voting Trust Agreement, (iv) Katz Promissory Note, (v) MBI Stock Purchase Agreement, (vi) MBI Voting Trust Agreement, (vii) MBI Promissory Note is hereby incorporated into this Item 6.

Item 7.  Material to be Filed as Exhibits.

         The following are incorporated by reference from the Schedule 13D filed on behalf of Dr. Katz on January 16, 1998:

         Exhibit 4.1:         Katz Stock Purchase Agreement
         Exhibit 4.2:         Katz Purchase Rights Agreement
         Exhibit 9.1:         Katz Voting Trust Agreement
         Exhibit 10.1:        Katz Promissory Note

         Exhibit 4.3:         MBI Stock Purchase Agreement
         Exhibit 9.2:         MBI Voting Trust Agreement
         Exhibit 10.2:        MBI Promissory Note
         Exhibit 99.1:        Proposal

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 30, 1998


                                            /s/ David H. Katz
                                            -----------------------------------
                                            David H. Katz, M.D.